UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         WorldPort Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  98155 J 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael E. Heisley, Sr.
                            The Heico Companies, LLC
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                  312-419-8220
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
___________________________________________________________________________
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.
___________________________________________________________________________
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
___________________________________________________________________________
3        SEC Use Only


___________________________________________________________________________
4        Source of Funds (See Instruction)
         BK
___________________________________________________________________________
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
___________________________________________________________________________
6        Citizenship or Place of Organization
         United States
___________________________________________________________________________
                            7       Sole Voting Power
Number of Shares                    15,685,166
  Beneficially             ________________________________________________
   Owned by                 8       Shared Voting Power
     Each                           285,165
   Reporting               ________________________________________________
    Person                  9       Sole Dispositive Power
     With                           15,685,166
                           ________________________________________________
                           10       Shared Dispositive Power
                                    -0-
___________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,970,331
___________________________________________________________________________
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
___________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)

         47.8%
___________________________________________________________________________
14       Type of Reporting Person (See Instructions)

         IN
___________________________________________________________________________

                                                            SCHEDULE 13D

CUSIP No. 98155 J 10 5
___________________________________________________________________________
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Heisley Companies, LLC
___________________________________________________________________________
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
___________________________________________________________________________
3        SEC Use Only


___________________________________________________________________________
4        Source of Funds (See Instruction)
         BK
___________________________________________________________________________
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
___________________________________________________________________________
6        Citizenship or Place of Organization
         Delaware
___________________________________________________________________________
                            7      Sole Voting Power
Number of Shares                   15,685,166
  Beneficially             ________________________________________________
   Owned by                 8      Shared Voting Power
     Each                          285,165
   Reporting               ________________________________________________
    Person                  9      Sole Dispositive Power
     With                          15,685,166
                           ________________________________________________
                           10      Shared Dispositive Power
                                   -0-
___________________________________________________________________________
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,970,331
___________________________________________________________________________
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
___________________________________________________________________________
13       Percent of Class Represented by Amount in Row (11)

         47.8%
___________________________________________________________________________
14       Type of Reporting Person (See Instructions)

         CO (limited liability company)
___________________________________________________________________________

                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                          and The Heico Companies, LLC
          with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.


Item 5.  Interest in Securities of the Issuer.

Set forth below is a description of the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc. beneficially owned by Heisley, Heico and each Heico Reporting Person.

                                                          Shares of WorldPort Common Stock Beneficially Owned
                                  --------------------------------------------------------------------------------------------------
Name                               Sole Voting Power      Shared Voting Power      Sole Dispositive Power   Shared Dispositive Power

Michael E. Heisley, Sr.                12,608,133               285,165                  12,608,133                    -0-
                                     3,077,033 (1)                                      3,077,033 (1)


The Heico Companies, LLC               12,608,133               285,165                  12,608,133                    -0-
                                     3,077,033 (1)                                      3,077,033 (1)


Stanley H. Meadows                       64,854                   -0-                      64,854                      -0-


Larry W. Gies                             -0-                     -0-                        -0-                       -0-


Richard O. Dentner                        -0-                     -0-                        -0-                       -0-


(1)      Represents shares which Heico has an option to acquire.


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1999

                                             /s/ Michael E. Heisley, Sr.
                                             -----------------------------------
                                             Michael E. Heisley, Sr.


                                             The Heico Companies, LLC

                                                  /s/ Michael E. Heisley, Sr.
                                             By:--------------------------------
                                                      Michael E. Heisley, Sr.
                                                      Manager and President